EXHIBIT 20

                          NEWS RELEASE

                                                  Immediate
                                             Gerald J. Sweda
                                             (414) 636-1361

MODINE FORECASTS
FISCAL-YEAR
SALES TO INCREASE


     RACINE, Wis., June 7, 1996 -- In Modine Manufacturing Company's annual report that was mailed to shareholders today, Richard T. Savage, president and chief executive officer, forecast a sales increase for the fiscal year ending March 31, 1997.

     "Given current market conditions worldwide, particularly the decline in the North American large-truck market, and excluding the impact of any new acquisitions, our plan for fiscal 1997 anticipates an increase in sales of about four percent over the year just ended," Savage said. "The plan reflects our belief that we can grow our sales volumes in this new fiscal year's somewhat soft markets."

     For the fiscal year ended March 31, 1996, Modine sales were $990.5 million and net earnings were $61.4 million, or $2.02 per share.

     Modine Manufacturing Company is an independent, worldwide leader in heat-transfer technology, serving vehicular, industrial, commercial, and building markets.